

March 14, 2012

Via U.S. Mail
Yahia Gawad, Chief Executive Officer
CardioGenics Holdings Inc.
6295 Northam Drive, Unit 8
Mississauga, Ontario, L4V 1W8

> **Re:** **CardioGenics Holdings Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 5, 2012**
> **File No. 000-28761**

Dear Mr. Gawad:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

General

1.   Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained consents from the holders of a majority of the shares of common stock in favor of the proposals outlined in the Information Statement. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation as defined in Rule 14a-1(l).

2.   To the extent you conclude that you engaged in a solicitation in obtaining the necessary written consents to approve your proposals, please file a preliminary proxy statement on Schedule 14A. In addition, it appears that your two proposals to deauthorize your Class B common stock and to increase your authorized shares of common stock are separate

matters and should thus be presented in a preliminary proxy statement as separate matters to be voted upon pursuant to Rule 14a-4(a)(3).

<u>Security Ownership of Certain Beneficial Owners and Management, page 6</u>

3.   It appears that you should revise your beneficial ownership table to furnish information regarding ownership of the "Exchangeable Shares" of CardioGenics ExchangeCo Inc. that are convertible into 24,388,908 shares of your common stock. It is unclear how these Exchangeable Shares relate to your Series 1 Preferred Stock. Your revised disclosures should clarify who holds investment and voting power over the 24,388,908 shares of common stock underlying the Exchangeable Shares and/or Series 1 Preferred Stock, whether the trustee WeirFoulds LLP, the individual holders of the Exchangeable Shares, or the individual holders as a group, as that term is used in section 13(d)(3) of the Exchange Act. To the extent WeirFoulds LLP, including the control persons of this entity, or any other person, individually or as a group, holds more than five percent investment or voting power of your stock, such persons should be identified in your beneficial ownership table pursuant to Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel